SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13-d-2(b)
                                (Amendment No.1)



                              CSK Auto Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125965 10 3
                  ---------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]    Rule 13d-1(b)
  [ ]    Rule 13d-1(c)
  [x]    Rule 13d-1(d)



1       The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 the ( the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
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CUSIP No.  125965 10 3                                        Page 2 of 11 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
            The Carmel Trust

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            Governed by the laws of Canada

--------------------------------------------------------------------------------
      NUMBER OF             5      SOLE VOTING POWER
        SHARES                            0
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER
         EACH                        5,641,967
      REPORTING             ----------------------------------------------------
        PERSON              7      SOLE DISPOSITIVE POWER
         WITH                               0
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                            5,641,967
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,641,967
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     20.3%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
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CUSIP No.  125965 10 3                                        Page 3 of 11 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Transatlantic Investments, LLC (f/k/a Transatlantic Finance, Ltd.)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
      NUMBER OF             5      SOLE VOTING POWER
        SHARES                             0
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER
         EACH                              544,685
      REPORTING             ----------------------------------------------------
        PERSON              7      SOLE DISPOSITIVE POWER
         WITH                               0
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                           544,685
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     544,685
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.0%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
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CUSIP No.  125965 10 3                                        Page 4 of 11 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Glenellen Investment Co.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
      NUMBER OF             5      SOLE VOTING POWER
        SHARES                              0
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER
         EACH                              4,600,000
      REPORTING             ----------------------------------------------------
        PERSON              7      SOLE DISPOSITIVE POWER
         WITH                               0
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                           4,600,000
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,600,000
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    16.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
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CUSIP No.  125965 10 3                                        Page 5 of 11 Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Bazlen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF             5      SOLE VOTING POWER
        SHARES                              0
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER
         EACH                               603,694
      REPORTING             ----------------------------------------------------
        PERSON              7      SOLE DISPOSITIVE POWER
         WITH                               0
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                            603,694
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     603,694
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
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 CUSIP No. 125965 10 3                                        Page 6 of 11 Pages
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               CSK Auto Corporation.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               645 E. Missouri Avenue
               Phoenix, AZ 85012.

Item 2(a)      Name of Persons Filing:

               (i)   The Carmel Trust ("Carmel");

               (ii) Transatlantic Investments, LLC (f/k/a Transatlantic Finance, Ltd. ("Transatlantic");

               (iii) Glenellen Investment Co. ("Glenellen"); and

               (iv)  James Bazlen ("Bazlen").

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               (i)   With respect to Carmel:

                     c/o Skadden, Arps, Slate, Meagher & Flom
                     333 West Wacker Drive
                     Chicago, IL 60606;

               (ii)  With respect to Transatlantic:

                     c/o TG Services, Inc.
                     P.O. Box 186
                     East Brunswick, New Jersey 08816;

               (iii) With respect to Glenellen:

                     c/o Skadden, Arps, Slate, Meagher & Flom
                     333 West Wacker Drive
                     Chicago, IL 60606; and

               (iv)  With respect to Bazlen:

                     c/o CSK Auto Corporation
                     645 E. Missouri Avenue
                     Phoenix, Arizona 85012.

                                       13G
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CUSIP No. 125965 10 3                                         Page 7 of 11 Pages
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Item 2(c)     Citizenship:

              With respect to each reporting person listed in Item 2(a) above, see Item 4 on the second part of the cover page for such reporting person.

Item 2(d)     Title of Class of Securities:

              Common Stock, $.01 par value per share.

Item 2(e)     CUSIP Number:

              125965 10 3.

Item 3        Statements filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

              Not applicable.

Item 4        Ownership.

(a)           Amount Beneficially Owned as of December 31, 1998:

                  With respect to each reporting person listed in Item 2(a)
            above, see Item 9 on the second part of the cover page for such reporting person. With respect to Carmel, the amount indicated in Items 6, 8 and 9 includes all of the shares of Common Stock owned by Transatlantic, a limited liability company wholly owned by Carmel and Glenellen, another corporation wholly owned by Carmel. With respect to Bazlen, the amount indicated includes 259,857 shares of Common Stock in the registered name of JAB Trust, a family trust and 2,000 shares owned by his children.

(b)           Percent of Class:

                    With respect to each reporting person listed in Item 2(a)
              above, see Item 11 on the second page of the cover page for such reporting person.

(c)           Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

                    With respect to each reporting person listed in Item 2(a)
              above, see Item 5 on the second part of the cover page for such reporting person.

              (ii)  shared power to vote or to direct the vote:

                    With respect to each reporting person listed in Item 2(a)
              above, see Item 6 on the second part of the cover page for such reporting person.

                                       13G
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CUSIP No. 125965 10 3                                         Page 8 of 11 Pages
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              (iii) sole power to dispose or to direct the disposition of:

                    With respect to each reporting person listed in Item 2(a)
              above, see Item 7 on the second part of the cover page for such reporting person.

              (iv) shared power to dispose or to direct the disposition of:

                    With respect to each reporting person listed in Item 2(a)
              above, see Item 8 on the second part of the cover page for such reporting person.

Item 5        Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another
              Person.

              Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8        Identification and Classification of Members of the Group.

                  Each reporting person signatory hereto (each a "Party" and collectively the "Parties") and each of the other persons listed on
            Exhibit 1.1 hereto is a party to a certain stockholders' agreement (the "Stockholders' Agreement"). The parties to the Stockholders' Agreement collectively hold 11,932,788 shares of Common Stock or 43% of the Common Stock issued and outstanding. As the Parties have agreed to vote with respect to certain matters as set forth in the Stockholders' Agreement, the Parties may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and thus each Party may be deemed to beneficially own all shares of Common Stock beneficially owned by the other Parties. The filing of this Schedule 13G shall not be deemed to be an admission that any of the reporting persons beneficially owns any shares of Common Stock beneficially owned by any other Party nor an admission that the reporting persons or any other person listed on
            Exhibit 1.1 hereto are members of a group.

Item 9        Notice of Dissolution of Group.

              Not applicable.

Item 10       Certifications.

              Not applicable.

                                       13G
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CUSIP No. 125965 10 3                                         Page 9 of 11 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it or him is true, complete and correct.


Dated as of February 14, 2001.
                                     THE CARMEL TRUST


                                        By: Chiltern Trustees Limited as Trustee
                                             of The Carmel Trust


                                        By:    /s/ CG Malet de Carteret
                                            ------------------------------------
                                            Name:  CG Malet de Carteret
                                            Title: Managing Director

                                      TRANSATLANTIC INVESTMENTS, LLC
                                      (f/k/a TRANSATLANTIC FINANCE, LTD.)


                                        By:   /s/  James M. Lieb
                                            ------------------------------------
                                            Name:  James M. Lieb
                                            Title: Executive Vice President


                                      GLENELLEN INVESTMENT CO.


                                        By:   /s/  Robert Smith
                                            ------------------------------------
                                            Name:  Robert Smith
                                            Title: Chairman


                                            /s/ James Bazlen
                                            ------------------------------------
                                                James Bazlen

                                       13G
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CUSIP No. 125965 10 3                                        Page 10 of 11 Pages
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                                  EXHIBIT INDEX


         Exhibit
         Number                                        Description
         -------                                       -----------

         1.1                            Identity of Parties to the Stockholders'
                                        Agreement.